UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 1-12471
                                                     CUSIP NUMBER: [458124 10 8]

|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR |_| Form N-CSR
                       For Period Ended: December 31, 2007

     |_|  Transition Report on Form 10-K     |_|  Transition Report on Form 20-F
     |_|  Transition Report on Form 11-K     |_|  Transition Report on Form 10-Q
     |_|  Transition Report on Form N-SAR

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Integrated Surgical Systems, Inc.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office: 1433 N. Market Blvd. Suite 1, Sacramento, CA 95834

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
|X| fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

      The Registrant is unable to timely file its Annual Report on Form 10-KSB for the year ended December 31, 2007 without unreasonable effort or expense as a result of the failure of the Registrant's certified public accountant to timely complete its review and audit of the Registrant's financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                Charles J. Novak             (916)                 285-9943
                ----------------             -----                 --------
                (Name)                    (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

            |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            |X| Yes |_| No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

See attachment.

      Integrated Surgical Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2008                  Integrated Surgical Systems, Inc.



                                     By: /s/ Peter B. Mills
                                         ---------------------------------------
                                         Peter B. Mills, Chief Executive Officer


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

                            Attachment to Form 12b-25
                            -------------------------

Part IV - Other Information, Item (3)

For the year ended December 31, 2007, the Registrant's results of operations reflected net income of approximately $4.9 million as compared with net income for the year ended December 31, 2006 of approximately $1.6 million. The increase in net income in 2007 of approximately $3.3 million is attributable to income from discontinued operations principally arising out of the sale of substantially all of the Registrant's assets in June 2007.